

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3561

January 22, 2010

*By U.S. Mail and facsimile to (415) 788-5660*

Ernest A. Bates, M.D.
Chief Executive Officer
American Shared Hospital Services
Four Embarcadero Center, Suite 3700
San Francisco, CA 94111

> **Re:** **American Shared Hospital Services**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-08789**

Dear Dr. Bates:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief